Exhibit 99.1

Highlights in the second quarter of 2016

Main Highlights

•                  EBITDA and EBITDA margin improved in all business divisions in 2Q16 compared to 1Q16.

•                  Positive free cash flow of R$ 807 million in 2Q16: higher EBITDA, lower capex and working capital released.

•                  Selling, general and administrative expenses decreased 10% from 1Q16, reflecting the Company’s management efforts.

•                  Gross debt declines R$ 3.0 billion between March and June 2016, with a consequent reduction in the Net Debt/EBITDA ratio to 3.6 times.

•                  Cash conversion cycle decreased to 71 days, setting a new record for the Company.

Key Information	2nd Quarter 2016		2nd Quarter 2015		Variation 2Q16/2Q15	1st Quarter 2016		Variation 2Q16/1Q16	1st Half 2016		1st Half 2015		Variation 1H16/1H15
Steel
Production of Crude Steel (1,000 tonnes)	4,304		4,431		-2.9%	4,154		3.6%	8,458		8,772		-3.6%
Shipments (1,000 tonnes)	4,240		4,271		-0.7%	3,851		10.1%	8,091		8,414		-3.8%
Net Sales (R$ million)	10,249		10,759		-4.7%	10,085		1.6%	20,334		21,207		-4.1%
Cost of Goods Sold (R$ million)	(9,165)		(9,578)		-4.3%	(9,272)		-1.2%	(18,437)		(18,914)		-2.5%
SG&A (R$ million)	(578)		(637)		-9.3%	(644)		-10.2%	(1,222)		(1,296)		-5.7%
Adjusted EBITDA(1) (R$ million)	1,201		1,192		0.8%	930		29.1%	2,131		2,298		-7.3%
Net Income(2) (R$ million)	184		265		-30.6%	14		1214.3%	198		532		-62.8%
Free Cash Flow (R$ million)	807		650		24.2%	11		7236.4%	818		148		452.7%
Gross margin	10.6%		11.0%			8.1%			9.3%		10.8%
EBITDA Margin	11.7%		11.1%			9.2%			10.5%		10.8%
Shareholders’ equity (R$ million)	27,761		35,462			30,286			27,761		35,462
Total Assets (R$ million)	58,234		68,778			65,005			58,234		68,778
Gross debt / Total capitalization(3)	42%		38%			43.0%			42%		38.0%
Net debt(4) (R$) / EBITDA(5) (R$)	3.6	x	3.0	x		4.1	x		3.6	x	3.0	x
Net debt(4) (US$) / EBITDA(5) (US$)	4.1	x	2.6	x		4.0	x		4.1	x	2.6	x

(1) - Adjusted EBITDA = non-accounting mesurement prepared by the Company.

(2) - In the 2Q16 and 1H16, the net income was adjusted by the extraordinary events

(3) - Total capitalization = shareholders’ equity + gross debt - interest on debt

(4) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(5) - Adjusted EBITDA in the last 12 months.

World Steel Market

•      On April 13, worldsteel published its latest Short Range Outlook containing forecasts for global apparent steel use. For 2016, the forecast calls for global steel demand to contract by 0.8%. Excluding China, the forecast calls for demand to grow by 1.8%. The weak performance of the construction industry and lower level of infrastructure investments in China should lead the country’s steel demand to decline by 4% in 2016, after peaking in 2013. In developing economies excluding China, lower commodity prices and political instability in certain countries have been affecting economic growth. Consequently, consumption in 2016 should grow more moderately, by around 1.8%. Meanwhile, in developed countries, the expectation is for continued recovery in their economies, with steel consumption in 2016 growing by 1.7%.

Consolidated Information

Gerdau’s performance in the second quarter of 2016

The Consolidated Financial Statements of Gerdau S.A. are presented in accordance with the International Financial Reporting Standards (IFRS) issued by the International Accounting Standards Board (IASB) and the accounting practices adopted in Brazil, which are fully aligned with the international accounting standards issued by the Accounting Pronouncement Committee (CPC).

The information in this report does not include data for jointly controlled entities and associate companies, except where stated otherwise.

Consolidated Results

Production and shipments

Consolidated (1,000 tonnes)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15
Production of crude steel	4,304	4,431	-2.9%	4,154	3.6%	8,458	8,772	-3.6%
Shipments of steel	4,240	4,271	-0.7%	3,851	10.1%	8,091	8,414	-3.8%

•                  Consolidated crude steel production decreased in 2Q16 compared to 2Q15, mainly due to the optimization of inventories in the Special Steel units in Brazil and to the divestiture of the special steel units in Spain. Compared to 1Q16, crude steel production increased due to inventory rebuilding in the Brazil and North America BDs.

•      Consolidated shipments remained relatively stable in 2Q16 compared to 2Q15, with higher exports from Brazil neutralizing the lower shipments from the Special Steel BD due to the divestment of the units in Spain.  Compared to 1Q16, consolidated shipments increased in all business divisions, except the Special Steel BD.

Net sales, cost and gross margin

Consolidated (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15
Net Sales	10,249	10,759	-4.7%	10,085	1.6%	20,334	21,207	-4.1%
Cost of Goods Sold	(9,165)	(9,578)	-4.3%	(9,272)	-1.2%	(18,437)	(18,914)	-2.5%
Gross profit	1,084	1,181	-8.2%	813	33.3%	1,897	2,293	-17.3%
Gross margin (%)	10.6%	11.0%		8.1%		9.3%	10.8%

•      Consolidated net sales decreased in 2Q16 compared to 2Q15, mainly due to lower shipments in the domestic market in Brazil and Special Steel BDs. Compared to 1Q16, consolidated net sales increased slightly mainly due to higher shipments in practically all business divisions, which were partially neutralized by the reduction in net sales per tonne sold caused by the effects from exchange variation on operations located abroad (appreciation in the average price of the Brazilian real against the U.S. dollar of 10.1% in 2Q16 compared to 1Q16).

•      On a consolidated basis, gross profit and gross margin decreased slightly in 2Q16 compared to 2Q15, due to the weaker performances of the Brazil and North America BDs, which were partially offset by the better performances of the South America and Special Steel BDs. Compared to 1Q16, the improvements in consolidated gross profit and consolidated gross margin were due to the better performance of all business divisions, except for the South America BD.

Operating expenses

Consolidated (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15
SG&A	(578)	(637)	-9.3%	(644)	-10.2%	(1,222)	(1,296)	-5.7%
Selling expenses	(176)	(185)	-4.9%	(214)	-17.8%	(390)	(364)	7.1%
General and administrative expenses	(402)	(452)	-11.1%	(430)	-6.5%	(832)	(932)	-10.7%
Other operating income (expenses)	28	6	366.7%	40	-30.0%	68	33	106.1%
Result in operations with jointly controlled entities	(105)	—	—	—	—	(105)	—	—
Equity in earnings of unconsolidated companies	—	7	—	(8)	—	(8)	14	—

•      The decrease in selling, general and administrative expenses in 2Q16 compared to 2Q15 demonstrates the Company’s efforts over the periods to rationalize these expenses in all business divisions, despite the effects from exchange variation in the comparison period. Compared to 1Q16, the reduction in these expenses demonstrates the Company’s efforts to rationalize these expenses, especially in Brazil, in addition to the effects from exchange variation in the comparison period. These efforts led to a reduction in selling, general and administrative expenses as a ratio of net sales, from 5.9% in 2Q15 to 5.6% in 2Q16.

•      The negative result from transactions with subsidiaries was due to the divestment, on June 23, 2016, of the special steel operations in Spain, as described in the section “Business Divisions (BD).”

EBITDA

Breakdown of Consolidated EBITDA (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15
Net income	79	265	-70.2%	14	464.3%	93	532	-82.5%
Net financial result	23	207	-88.9%	(39)	—	(16)	1,105	—
Provision for income and social contribution taxes	327	86	280.2%	226	44.7%	553	(594)	—
Depreciation and amortization	617	626	-1.4%	681	-9.4%	1,298	1,229	5.6%
EBITDA - Instruction CVM (1)	1,046	1,184	-11.7%	882	18.6%	1,928	2,272	-15.1%
Result in operations with jointly controlled entities	105	—	—	—	—	105	—	—
Equity in earnings of unconsolidated companies	—	(7)	—	8	—	8	(14)	—
Proportional EBITDA of associated companies and jointly controlled entities	50	15	233.3%	40	25.0%	90	40	125.0%
Adjusted EBITDA(2)	1,201	1,192	0.8%	930	29.1%	2,131	2,298	-7.3%
Adjusted EBITDA Margin	11.7%	11.1%		9.2%		10.5%	10.8%

(1) - Non-accounting measurement calculated pursuant to Instruction 527 of the CVM.

(2) - Non-accounting mesurement prepared by the Company.

Note: EBITDA (Earnings Before Interest, Taxes, Depreciation and Amortization) is not a method used in accounting practices, does not represent cash flow for the periods in question and should not be considered an alternative to cash flow as an indicator of liquidity.

The Company presents adjusted EBITDA to provide additional information regarding cash flow generation in the period.

Conciliation of Consolidated EBITDA (R$ million)	2nd Quarter 2016	2nd Quarter 2015	1st Quarter 2016	1st Half 2016	1st Half 2015
EBITDA - Instruction CVM (1)	1,046	1,184	882	1,928	2,272
Depreciation and amortization	(617)	(626)	(681)	(1,298)	(1,229)
OPERATING INCOME BEFORE FINANCIAL RESULT AND TAXES(2)	429	558	201	630	1,043

(1) - Non-accounting measure calculated pursuant to Instruction 527 of the CVM.

(2) - Accounting measurement disclosed in consolidated Statements of Income.

Consolidated EBITDA (R$ million) and EBITDA Margin (%)

•                  Adjusted EBITDA and adjusted EBITDA margin increased slightly in 2Q16 compared to 2Q15, in contrast to the decreases in gross profit and gross margin, which is explained by the decrease in selling, general and administrative expenses and by the increase in proportional EBITDA of associated companies and jointly controlled entities. Compared to 1Q16, adjusted EBITDA and adjusted EBITDA margin increased in line with gross profit and gross margin.

Financial result and net income

Consolidated (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Income before financial income (expenses) and taxes(1)	429	558	-23.1%	201	113.4%	630	1,043	-39.6%
Financial Result	(23)	(207)	-88.9%	39	—	16	(1,105)	—
Financial income	45	95	-52.6%	76	-40.8%	121	204	-40.7%
Financial expenses	(484)	(394)	22.8%	(525)	-7.8%	(1,009)	(766)	31.7%
Exchange variation, net	433	94	360.6%	510	-15.1%	943	(557)	—
Exchange variation on net investment hedge	364	111	227.9%	362	0.6%	726	(464)	—
Exchange variation - other lines	69	(17)	—	148	-53.4%	217	(93)	—
Gains (losses) on financial instruments, net	(17)	(2)	750.0%	(22)	-22.7%	(39)	14	—
Income before taxes(1)	406	351	15.7%	240	69.2%	646	(62)	—
Income and social contribution taxes	(327)	(86)	280.2%	(226)	44.7%	(553)	594	—
On net investment hedge	(364)	(111)	227.9%	(362)	0.6%	(726)	464	—
Other lines	37	25	48.0%	136	-72.8%	173	130	33.1%
Consolidated Net Income(1)	79	265	-70.2%	14	464.3%	93	532	-82.5%
Extraordinary events	105	—	—	—	—	105	—	—
Result in operations with jointly controlled entities	105	—	—	—	—	105	—	—
Consolidated Adjusted Net Income(2)	184	265	-30.6%	14	1214.3%	198	532	-62.8%

(1) - Accounting measurement disclosed in the income statement of the Company.

(2) - Non accounting measurement made by the Company to demonstrate the net income adjusted by the extraordinary events that impacted the result, but without cash effect.

•      In 2Q16 compared to 2Q15, the variation in the financial result was basically due to the positive exchange variation on liabilities contracted in U.S. dollar (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 3.3% in 2Q15 and 9.8% in 2Q16), even though financial expenses increased due to the negative effect from exchange variation (depreciation in the average price of the Brazilian real against the U.S. dollar of 14.1% in 2Q16 compared to 2Q15).

•      The variation in the financial result in 2Q16 compared to 1Q16 is mainly explained by the higher positive exchange variation in 1Q16, even though financial expenses decreased in the comparison period.

•      Note that, in accordance with IFRS, the Company designated the bulk of its debt in foreign currency contracted by companies in Brazil as hedge for a portion of the investments in subsidiaries located abroad. As a result, only the exchange variation on the portion of debt not linked to investment hedge is recognized in the financial result, with this effect neutralized by the line “Income and Social Contribution taxes on net investment hedge.”

•      The reduction in consolidated net income in 2Q16 compared to 2Q15 is explained mainly by the lower operating income and higher financial expenses in the period. Compared to adjusted net income in 2Q15, the reduction in 2Q16 is mainly due to the higher financial expenses in the comparison period, which also were affected by exchange variation. Comparing net income of 1Q16, the adjusted net income in 2Q16 was higher due to operating result increase, partially offset by higher negative financial result and income tax.

Dividends

•      Gerdau S.A., based on the results in 2Q16, approved the dividends payment of R$ 51.5 million (R$ 0.03 per share), as prepayment of the minimum mandatory dividend according bylaws.

Payment date: September 2, 2016

Record date: close of trading on August 22, 2016

Ex-dividend date: August 23, 2016

Investments

•      In 2Q16, CAPEX amounted to R$ 326.2 million. Of the amount invested in the quarter, 53.7% was allocated to the Brazil BD, 22.1% to the South America BD, 13.4% to the North America BD and 10.8% to the Special Steel BD. In the first six months of 2016, CAPEX amounted to R$ 811.5 million.

•      Based on the investments scheduled for 2016, Gerdau plans to invest R$ 1.5 billion, considering the investments in capturing productivity gains and maintenance, which is 35% below the amount in 2015.

Working Capital and Cash Conversion Cycle

•      In June 2016, the cash conversion cycle (working capital divided by daily net sales in the quarter) decreased significantly in relation to March 2016, reflecting the 13.5% decrease in working capital and 1.6% increase in net sales. The decrease in working capital is explained by the effects from exchange variation on the operations located abroad, by the divestment of the units in Spain and by the working capital management in all business divisions.

Financial liabilities

Debt composition (R$ million)	06.30.2016	03.31.2016	12.31.2015

Short Term	1,959	2,464	2,387
Long Term	18,715	21,220	24,074
Gross Debt	20,674	23,684	26,461
Cash, cash equivalents and short-term investments	4,877	5,525	6,919
Net Debt	15,797	18,159	19,542

•      On June 30, 2016, gross debt was 9.5% short term and 90.5% long term. Gross debt was denominated 16.4% in Brazilian real, 79.2% in U.S. dollar and 4.4% in other currencies. The R$ 3.0 billion decrease in gross debt between March 2016 and June 2016 is mainly explained by the effects from exchange variation in the period (appreciation in the end-of-period price of the Brazilian real against the U.S. dollar of 9.8% in 2Q16), by the amortizations made in 2Q16 and by the elimination of the debt in Spain due to the operation’s divestment.

•      On June 30, 2016, 70.1% of cash was held by Gerdau companies abroad and denominated mainly in U.S. dollar.

•      The decrease in net debt on June 30, 2016 compared to March 31, 2016 is due to the variations in gross debt.

•      On June 30, 2016, the nominal weighted average cost of gross debt was 7.4%, or 11.7% for the portion denominated in Brazilian real, 6.0% plus exchange variation for the portion denominated in U.S. dollar contracted by companies in Brazil and 7.5% for the portion contracted by subsidiaries abroad. On June 30, 2016, the average gross debt term was 6.1 years, with more than 70% maturing only as of 2018. Note that, with regard to the R$ 3.1 billion in maturities scheduled for 2017, the Company’s cash and credit facilities are more than sufficient to meet these commitments, most of which mature only in October of that year. Furthermore, the Company has the option of refinancing a portion of these liabilities.

•      On June 30, 2016, the payment schedule for long-term gross debt was as follows:

Long Term	R$ million
2017	3,126
2018	1,162
2019	877
2020	3,262
2021	3,487
2022	222
2023	2,108
2024	2,963
2025 and after	1,508
Total	18,715

•      The Company’s main debt indicators are shown below:

Indicators	06.30.2016		03.31.2016		12.31.2015
Gross debt / Total capitalization (1)	42%		43%		45%
Net debt(2) (R$) / EBITDA (3) (R$)	3.6	x	4.1	x	4.2	x
Net debt(2) (US$) / EBITDA (3) (US$)	4.1	x	4.0	x	3.6	x

(1) - Total capitalization = shareholders’ equity + gross debt- interest on debt

(2) - Net debt = gross debt - interest on debt - cash, cash equivalents and short-term investments

(3) -  Adjusted EBITDAin the last 12 months.

•      The reduction in net debt combined with the stability in EBITDA led the Net Debt/EBITDA ratio to decline to 3.6 times.

Indebtedness

(R$ billion)

Free Cash Flow (FCF)

•      In 2Q16, EBITDA was more than sufficient to honor the commitments regarding CAPEX, income tax and debt interest. In addition to this higher cash generation, the Company’s efforts to reduce working capital allowed it to generate positive free cash flow of R$ 807 million. In the first six months of 2016, free cash flow amounted to R$ 818 million.

Free Cash Flow 2Q16

(R$ million)

Free Cash Flow Bridge 1Q16 to 2Q16

(R$ million)

Business Divisions (BD)

The information in this report is divided into four Business Divisions (BD), in accordance with Gerdau’s corporate governance, as follows:

•      Brazil BD (Brazil Business Division) — includes the steel operations in Brazil (except special steel), the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      North America BD (North America Business Division) — includes all North American operations (Canada, United States and Mexico), except special steel;

•      South America BD (South America Business Division) — includes all operations in South America (Argentina, Chile, Colombia, Peru, Uruguay and Venezuela), except the operations in Brazil, the metallurgical and coking coal operation in Colombia and the iron ore operation in Brazil;

•      Special Steel BD (Special Steel Business Division) — includes the special steel operations in Brazil, United States, India and Spain (the latter until May 2016).

Net sales

EBITDA and EBITDA Margin

Brazil BD

Production and shipments

Brazil BD (1,000 tonnes)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Production of crude steel	1,655	1,660	-0.3%	1,544	7.2%	3,199	3,188	0.3%
Shipments of steel	1,629	1,568	3.9%	1,422	14.6%	3,051	3,125	-2.4%
Domestic Market	1,007	1,091	-7.7%	896	12.4%	1,903	2,342	-18.7%
Exports	622	477	30.4%	526	18.3%	1,148	783	46.6%

•      Crude steel production remained relatively stable in 2Q16 compared to 2Q15. Compared to 1Q16, crude steel production increased due to the higher shipments in the period, though at a slower pace than the growth in shipments.

•      Shipments in the domestic market decreased in 2Q16 compared to 2Q15, reflecting the weaker growth in the construction and manufacturing industries due to economic uncertainties. As a result of the weaker demand in the domestic market and the opportunities in the international market, a portion of shipments was redirected to the export market. Compared to 1Q16, shipments in the domestic market increased due to seasonality. Exports increased in 2Q16 compared to 1Q16, especially of finished products, reflecting the improvement in international steel prices in early 2016.

•      In 2Q16, 1,275,000 tonnes of iron ore were shipped to the Ouro Branco Mill in Minas Gerais and 1,104,000 tonnes were sold to third parties.

Operating result

Brazil BD (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Net Sales(1)	3,047	3,261	-6.6%	2,694	13.1%	5,741	6,576	-12.7%
Domestic Market	2,270	2,573	-11.8%	2,011	12.9%	4,281	5,356	-20.1%
Exports	777	688	12.9%	683	13.8%	1,460	1,220	19.7%
Cost of Goods Sold	(2,703)	(2,809)	-3.8%	(2,472)	9.3%	(5,175)	(5,614)	-7.8%
Gross profit	344	452	-23.9%	222	55.0%	566	962	-41.2%
Gross margin (%)	11.3%	13.9%		8.2%		9.9%	14.6%
EBITDA	402	479	-16.1%	248	62.1%	650	1,000	-35.0%
EBITDA margin (%)	13.2%	14.7%		9.2%		11.3%	15.2%

(1) - Includes iron ore, coking coal and coke net sales.

•      The decrease in net sales in 2Q16 compared to 2Q15 was mainly due to the lower shipments in the domestic market. Specifically compared to 1Q16, the growth in net sales was due to higher shipments.

•      Cost of goods sold decreased in 2Q16 compared to 2Q15, basically due to the lower costs with scrap, despite the higher shipments in the period. Compared to 1Q16, cost of goods sold increased due to higher shipments. On the other hand, the higher shipments in the period supported the higher dilution of fixed costs. Gross margin contracted in 2Q16 in relation to 2Q15, due to the less favorable market mix. Compared to 1Q16, the increase in gross margin in 2Q16 was mainly due to the higher shipments and resulting higher dilution of fixed costs.

•      EBITDA and EBITDA margin performance in 2Q16 were in line with gross profit and gross margin in the comparisons with both 2Q15 and 1Q16, and additionally supported by the decrease in selling, general and administrative expenses.

EBITDA (R$ million) and EBITDA Margin (%)

North America BD

Production and shipments

North America BD (1,000 tonnes)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Production of crude steel	1,690	1,693	-0.2%	1,555	8.7%	3,245	3,343	-2.9%
Shipments of steel	1,644	1,649	-0.3%	1,522	8.0%	3,166	3,135	1.0%

•      Crude steel production was relatively stable in 2Q16 compared to 2Q15, accompanying shipments in the period. Compared to 1Q16, production increased due to higher shipments.

•      Compared to 1Q16, shipments in 2Q16 increased due to seasonality.

Operating result

North America BD (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Net Sales	4,291	4,332	-0.9%	4,297	-0.1%	8,588	8,168	5.1%
Cost of Goods Sold	(3,942)	(3,891)	1.3%	(3,995)	-1.3%	(7,938)	(7,492)	6.0%
Gross profit	349	441	-20.9%	302	15.6%	650	676	-3.8%
Gross margin (%)	8.1%	10.2%		7.0%		7.6%	8.3%
EBITDA	408	450	-9.3%	355	14.9%	763	704	8.4%
EBITDA margin (%)	9.5%	10.4%		8.3%		8.9%	8.6%

•      Net sales decrease slightly in 2Q16 compared to 2Q15, due to the reduction in net sales per tonne sold in U.S. dollar, which was partially offset by the effect from exchange variation (depreciation in the average price of the Brazilian real against the U.S. dollar of 14.1% in 2Q16 compared to 2Q15). Compared to 1Q16, net sales remained stabled, with the higher shipments and increase in net sales per tonne sold in U.S. dollar offset by the effects from exchange variation (appreciation in the average price of the Brazilian real against the U.S. dollar of 10.1% in 2Q16 compared to 1Q16).

•      Cost of goods sold increased in 2Q16 compared to 2Q15, due to the effects from exchange variation, which offset the lower cost per tonne sold in U.S. dollar. The reduction in gross margin is explained by the decrease in net sales per tonne sold exceeding the decrease in costs per tonne in U.S. dollar. Compared to 1Q16, the slight decrease in cost of goods sold is mainly due to the effects from exchange variation in the comparison period, despite the higher shipments. The higher dilution of fixed costs, combined with the stability in net sales, led gross margin to increase in 2Q16 compared to 1Q16.

•      EBITDA and EBITDA margin in 2Q16 in relation to 2Q15 decreased slower than gross profit and gross margin, reflecting the increase in proportional EBITDA of associated companies and jointly controlled entities in 2Q16. Compared to 1Q16, EBITDA and EBITDA margin increased, following the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

South America BD

Production and shipments

South America BD (1,000 tonnes)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Production of crude steel	297	310	-4.2%	320	-7.2%	616	613	0.5%
Shipments of steel	532	549	-3.1%	505	5.3%	1,038	1,089	-4.7%

•      Shipments in 2Q16 decreased compared to 2Q15 and increased compared to 1Q16, with performances varying in the countries where Gerdau operates.

Operating result

South America BD (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Net Sales	1,210	1,243	-2.7%	1,236	-2.1%	2,446	2,562	-4.5%
Cost of Goods Sold	(1,025)	(1,116)	-8.2%	(1,031)	-0.6%	(2,057)	(2,279)	-9.7%
Gross profit	185	127	45.7%	205	-9.8%	389	283	37.5%
Gross margin (%)	15.3%	10.2%		16.6%		15.9%	11.0%
EBITDA	187	94	98.9%	183	2.2%	371	221	67.9%
EBITDA margin (%)	15.5%	7.6%		14.8%		15.2%	8.6%

•      Net sales decreased in 2Q16 compared to 2Q15 due to lower shipments. Cost of goods sold decreased faster than net sales due to the efforts to optimize costs made in recent quarters and to the lower scrap costs.

•      Compared to 1Q16, the decrease in net sales and cost of goods sold is mainly explained by the effects from exchange variation resulting from the appreciation in the average price of the Brazilian real against the currencies of the countries where Gerdau operates even with higher shipments.

•      Gross margin increased in 2Q16 compared to 2Q15, due to the efforts to reduce costs in this business division and to lower scrap costs.

•      EBITDA and EBITDA margin increased in 2Q16 compared to 2Q15, accompanying the performance of gross profit and gross margin and supported by the decline in operating expenses, which demonstrates a new profitability level in this operation. Compared to 1Q16, despite the reduction in gross profit and gross margin, EBITDA and EBITDA margin increased due to lower operating expenses.

EBITDA (R$ million) and EBITDA Margin (%)

Special Steel BD

•      On June 23, 2016, the Company concluded the sale of its company producing special steel in Spain. The economic value of the transaction was € 155 million (equivalent to R$ 621 million) and the sale agreement also established the possibility of receiving an additional of € 45 million (equivalent to R$ 180 million) after five years, based on the future performance of the business. As a result of the transaction, the Company recognized an expense of R$ 105 million in the line Results in Subsidiaries Operation on its Income Statement. The divestment of this operation is in line with Gerdau’s goal of focusing on its most profitable assets.

•      As a result of the divestment, the 2Q16 figures do not include any results from Spain for the month of June 2016, influencing comparisons.

Production and shipments

Special Steel BD (1,000 tonnes)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Production of crude steel	662	768	-13.8%	736	-10.1%	1,398	1,627	-14.1%
Shipments of steel	595	700	-15.0%	632	-5.9%	1,226	1,396	-12.2%

•      Crude steel production decreased in 2Q16 compared to 2Q15 and 1Q16, mainly due to the divestiture of the units in Spain, in addition to the optimization of inventories in Brazil compared to 2Q15.

•      Shipments decreased in 2Q16 compared to 2Q15 and 1Q16, mainly due to the divestiture of the units in Spain and the optimization of inventories. Compared to 1Q16 specifically, the decline in shipments was partially neutralized by the seasonal improvement in shipments in Brazil.

Operating result

Special Steel BD (R$ million)	2nd Quarter 2016	2nd Quarter 2015	Variation 2Q16/2Q15	1st Quarter 2016	Variation 2Q16/1Q16	1st Half 2016	1st Half 2015	Variation 1H16/1H15

Net Sales	1,963	2,257	-13.0%	2,170	-9.5%	4,133	4,503	-8.2%
Cost of Goods Sold	(1,753)	(2,102)	-16.6%	(2,084)	-15.9%	(3,837)	(4,137)	-7.3%
Gross profit	210	155	35.5%	86	144.2%	296	366	-19.1%
Gross margin (%)	10.7%	6.9%		4.0%		7.2%	8.1%
EBITDA	267	215	24.2%	174	53.4%	441	475	-7.2%
EBITDA margin (%)	13.6%	9.5%		8.0%		10.7%	10.5%

•      Net sales decreased in 2Q16 compared to 2Q15, mainly due to lower shipments, with this impact partially mitigated by the effects from exchange variation on shipments at units located abroad and by the increase in net sales per tonne sold in Brazil. Compared to 1Q16, net sales decreased, basically due to lower shipments and the effects from exchange variation on shipments at units located abroad.

•      Cost of goods sold decreased in 2Q16 compared to 2Q15, mainly due to lower shipments and to the reduction in cost per tonne sold at units located abroad, with these factors partially neutralized by the effects from exchange variation. Compared to 1Q16, cost of goods sold decreased due to lower shipments and the effects from exchange variation on shipments at the special steel units located abroad. Gross margin increased in 2Q16 compared to both 2Q15 and 1Q16 due to the higher profitability of all special steel units. Specifically in relation to 1Q16, a highlight was the more favorable geographic mix of shipments.

•      EBITDA and EBITDA margin increased in 2Q16 compared to both 2Q15 and 1Q16, accompanying the performance of gross profit and gross margin.

EBITDA (R$ million) and EBITDA Margin (%)

THE MANAGEMENT

This document contains forward-looking statements. These statements are based on estimates, information or methods that may be incorrect or inaccurate and that may not occur. These estimates are also subject to risks, uncertainties, and assumptions that include, among other factors: general economic, political, and commercial conditions in Brazil and in the markets where we operate, as well as existing and future government regulations. Potential investors are cautioned that these forward-looking statements do not constitute guarantees of future performance, given that they involve risks and uncertainties. Gerdau does not undertake and expressly waives any obligation to update any of these forward-looking statements, which are valid only on the date on which they were made.

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of Brazilian reais (R$)

	June 30, 2016	December 31, 2015
CURRENT ASSETS
Cash and cash equivalents	3,809,424	5,648,080
Short-term investments
Held for Trading	1,067,515	1,270,760
Trade accounts receivable - net	4,043,430	4,587,426
Inventories	6,763,727	8,781,113
Tax credits	604,459	673,155
Income and social contribution taxes recoverable	516,906	724,843
Unrealized gains on financial instruments	—	37,981
Other current assets	491,710	454,140
	17,297,171	22,177,498

NON-CURRENT ASSETS
Tax credits	73,861	77,990
Deferred income taxes	3,436,425	4,307,462
Unrealized gains on financial instruments	9,984	5,620
Related parties	60,714	54,402
Judicial deposits	1,811,812	1,703,367
Other non-current assets	547,669	490,583
Prepaid pension cost	105,703	140,388
Investments in associates and jointly-controlled entities	1,107,969	1,392,882
Goodwill	12,165,473	15,124,430
Other Intangibles	1,452,093	1,835,761
Property, plant and equipment, net	20,164,831	22,784,326
	40,936,534	47,917,211

TOTAL ASSETS	58,233,705	70,094,709

GERDAU S.A.

CONSOLIDATED BALANCE SHEETS

In thousands of  Brazilian reais (R$)

	June 30, 2016	December 31, 2015
CURRENT LIABILITIES
Trade accounts payable	2,756,793	3,629,788
Short-term debt	1,959,362	2,387,237
Taxes payable	332,977	349,674
Income and social contribution taxes payable	65,868	140,449
Payroll and related liabilities	492,757	480,430
Employee benefits	457	18,535
Environmental liabilities	23,972	27,736
Unrealized losses on financial instruments	12,317	—
Other current liabilities	435,150	829,182
	6,079,653	7,863,031

NON-CURRENT LIABILITIES
Long-term debt	18,496,870	23,826,758
Debentures	217,817	246,862
Related parties	—	896
Deferred income taxes	724,559	914,475
Provision for tax, civil and labor liabilities	2,039,263	1,904,730
Environmental liabilities	112,026	136,070
Employee benefits	1,441,365	1,687,486
Obligations with FIDC	931,724	853,252
Other non-current liabilities	429,430	690,766
	24,393,054	30,261,295

EQUITY
Capital	19,249,181	19,249,181
Treasury stocks	(6,893)	(383,363)
Capital reserves	11,597	11,597
Retained earnings	6,821,987	6,908,059
Operations with non-controlling interests	(2,873,335)	(2,877,488)
Other reserves	4,301,076	8,777,815
EQUITY ATTRIBUTABLE TO THE EQUITY HOLDERS OF THE PARENT	27,503,613	31,685,801

NON-CONTROLLING INTERESTS	257,385	284,582

EQUITY	27,760,998	31,970,383

TOTAL LIABILITIES AND EQUITY	58,233,705	70,094,709

GERDAU S.A.

CONSOLIDATED STATEMENTS OF INCOME

In thousands of Brazilian reais (R$)

	For the three-month period ended		For the six-month period ended
	June 30, 2016	June 30, 2015	June 30, 2016	June 30, 2015

NET SALES	10,248,778	10,759,391	20,333,289	21,206,767

Cost of sales	(9,165,474)	(9,577,977)	(18,437,307)	(18,913,500)

GROSS PROFIT	1,083,304	1,181,414	1,895,982	2,293,267

Selling expenses	(175,609)	(184,878)	(389,941)	(364,397)
General and administrative expenses	(401,965)	(452,181)	(831,519)	(932,623)
Other operating income	54,833	43,528	102,057	100,379
Other operating expenses	(26,519)	(37,199)	(33,928)	(67,237)
Results in subsidiaries operation	(105,048)	—	(105,048)	—
Equity in earnings of unconsolidated companies	(109)	7,267	(7,690)	13,802

INCOME BEFORE FINANCIAL INCOME AND TAXES	428,887	557,951	629,913	1,043,191

Financial income	45,022	94,512	120,812	203,628
Financial expenses	(484,200)	(393,883)	(1,009,302)	(765,947)
Exchange variations, net	433,186	94,392	942,616	(556,862)
Gain and losses on financial instruments, net	(16,700)	(1,903)	(38,220)	13,734

INCOME (LOSS) BEFORE TAXES	406,195	351,069	645,819	(62,256)

Current	(47,146)	(244,403)	(80,454)	(289,788)
Deferred	(279,840)	157,808	(471,970)	883,879
Income and social contribution taxes	(326,986)	(86,595)	(552,424)	594,091

NET INCOME	79,209	264,474	93,395	531,835

(+) Results in subsidiaries operation	105,048	—	105,048	—

ADJUSTED NET INCOME*	184,257	264,474	198,443	531,835

* Adjusted net income is a non-accounting indicator prepared by the Company, reconciled with the financial statements and consists of net income adjusted for extraordinary events that influenced the net income, without cash effect.

ADJUSTED NET INCOME*	184,257	264,474	198,443	531,835
(-) Results in subsidiaries operation	(105,048)	—	(105,048)	—
NET INCOME	79,209	264,474	93,395	531,835

ATTRIBUTABLE TO:
Owners of the parent	73,078	255,628	81,773	548,690
Non-controlling interests	6,131	8,846	11,622	(16,855)
	79,209	264,474	93,395	531,835

GERDAU S.A.

CONSOLIDATED STATEMENTS OF CASH FLOWS

In thousands of Brazilian reais (R$)

	For the six-month period ended
	June 30, 2016	June 30, 2015

Cash flows from operating activities
Net income for the period	93,395	531,835
Adjustments to reconcile net income for the period to net cash provided by operating activities
Depreciation and amortization	1,298,492	1,229,583
Equity in earnings of unconsolidated companies	7,690	(13,802)
Exchange variation, net	(942,616)	556,862
Losses (Gains) on financial instruments, net	38,220	(13,734)
Post-employment benefits	111,614	122,141
Stock based remuneration	20,786	28,424
Income and social contribution taxes	552,424	(594,091)
Gains on disposal of property, plant and equipment, net	(2,085)	(3,057)
Results in subsidiaries operation	105,048	—
Allowance for doubtful accounts	51,656	38,983
Provision for tax, labor and civil claims	147,538	162,928
Interest income on trading securities	(40,635)	(95,502)
Interest expense on loans	771,580	689,562
Interest on loans with related parties	2,532	(1,752)
(Reversal) Provision for net realizable value adjustment in inventory, net	(48,380)	(18,368)
	2,167,259	2,620,012
Changes in assets and liabilities
Increase in trade accounts receivable	(384,706)	(37,619)
Decrease in inventories	398,820	38,494
Increase (Decrease) in trade accounts payable	176,439	(57,405)
Increase in other receivables	(93,070)	(383,295)
Decrease in other payables	(226,895)	(230,614)
Dividends from associates and jointly-controlled entities	36,839	30,706
Purchases of trading securities	(367,631)	(580,350)
Proceeds from maturities and sales of trading securities	458,425	1,657,601
Cash provided by operating activities	2,165,480	3,057,530

Interest paid on loans and financing	(600,642)	(446,675)
Income and social contribution taxes paid	(92,006)	(385,022)
Net cash provided by operating activities	1,472,832	2,225,833

Cash flows from investing activities
Additions to property, plant and equipment	(811,496)	(1,260,537)
Proceeds from sales of property, plant and equipment, investments and other intangibles	2,969	6,906
Additions to other intangibles	(41,730)	(33,507)
Payment for business acquisitions, net of cash of acquired entities	—	(20,929)
Capital increase in jointly-controlled entity	—	(40,524)
Net cash used in investing activities	(850,257)	(1,348,591)

Cash flows from financing activities
Purchase of treasury shares	—	(189,071)
Dividends and interest on capital paid	—	(208,829)
Proceeds from loans and financing	1,032,953	1,324,900
Repayment of loans and financing	(2,798,441)	(1,243,682)
Intercompany loans, net	6,271	20,503
Net cash used in financing activities	(1,759,217)	(296,179)

Exchange variation on cash and cash equivalents	(702,014)	159,486

(Decrease) Increase in cash and cash equivalents	(1,838,656)	740,549
Cash and cash equivalents at beginning of period	5,648,080	3,049,971
Cash and cash equivalents at end of period	3,809,424	3,790,520